Exhibit 99.1

N E W S   R E L E A S E

Siyata to Present at LD Micro Invitational XIII

Presentation on Tuesday, June 6, 2023 at 3:30 p.m. PT

Vancouver, British Columbia--(Newsfile Corp. - May 31, 2023) - Siyata Mobile Inc. (NASDAQ: SYTA) (NASDAQ: SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced today that it will be presenting at the 13th Annual LD Micro Invitational conference at the Luxe Sunset Boulevard Hotel, Los Angeles, California on June 6th-8th, 2023. The event is expected to feature 150+ companies, presenting in half-hour increments, as well as private 1:1 meetings.

Management of the Company is scheduled to present on Tuesday, June 6th at 3:30 p.m. PT.

We invite interested parties to register to watch the presentation virtually here: https://ldinv13.sequireevents.com/

About LD Micro

LD Micro, a wholly owned subsidiary of Freedom US Markets, was founded in 2006 with the sole purpose of being an independent resource in the micro-cap space. Whether it is the Index, comprehensive data, or hosting the most significant events annually, LD's sole mission is to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information on LD Micro, visit www.ldmicro.com.

To present or register, please get in touch with Dean@ldmicro.com

To learn more about Freedom US Markets, visit www.freedomusmkts.com

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata's common shares trade on the Nasdaq under the symbol "SYTA" and its previously issued warrants trade on the Nasdaq under the symbol "SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in Siyata's filings with the Securities and Exchange Commission ("SEC"), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Siyata is not responsible for the information on third party websites.

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